Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended June 30,		Nine months ended September 30,
	2018	2017	2018	2017
Income available to common stockholders	$4,331	3,051	$10,848	8,194

Weighted average common shares outstanding	15,789	12,142	15,482	11,572

Basic earnings per share	$0.27	0.25	$0.70	0.71

Income for diluted earnings per share	$4,331	3,051	$10,848	8,194

Total weighted average common shares and equivalents outstanding for diluted computation(1)	15,896	12,226	15,609	11,664

Diluted earnings per share	$0.27	0.25	$0.69	0.70

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(1) All related to outstanding stock options.